TRINIDAD
DRILLING LTD
TDG

082-34867

February 24, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated February 19, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

3/25

TRINIDAD DRILLING
TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Thursday, February 19, 2009

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. PROVIDES UPDATED 2009 CAPITAL EXPENDITURE BUDGET AND DECLARES FIRST QUARTER DIVIDEND

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") announced its updated capital expenditure budget for 2009. The revised budget lowers Trinidad's capital expenditure expectations for 2009, reflecting the Corporation's prudent capital management planning and strong customer relationships. The reduced budget includes changes to Trinidad's previously announced rig construction program, most notably: a 12-month delay in the delivery of six new drilling rigs (out of a total 16 rig construction program) and the cancellation of four new service rigs. In addition, Trinidad's Board of Directors has declared the dividend for the first quarter of 2009 at the reduced level of $0.05 cents per share.

"Trinidad's decision to adjust its capital spending budget demonstrates our ongoing focus on a balanced approach towards capital management," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "Given the uncertain economic environment, we believe that a reduction in capital spending and lower expected debt levels for 2009 is the prudent direction to take. The decision to delay the construction of six drilling rigs was reached in conjunction with our customers, reflecting the strength of our relationships and their ongoing need for our equipment."

Updated 2009 Capital Expenditure Budget

Trinidad anticipates spending approximately $165 million, including the expenditures associated with its rig build program, in capital expenditures in 2009, a reduction of $165 million from its initial expectations of $330 million. This reduction includes a combination of capital for delayed drilling rigs and cancelled service rigs estimated to total $90 million. In addition, Trinidad has removed $75 million in optional planned capital expenditures aimed at improving and enhancing its existing fleet. In light of the current financial markets, Trinidad has delayed these capital expenditures until more robust market conditions return.

"Given the uncertain economic environment, we are managing Trinidad's capital base to preserve balance sheet strength. In 2009, growth for us will come in the form of redeploying assets to other markets where we can achieve better utilization and returns with very limited capital investment," said Brent Conway, Trinidad's Executive Vice President & Chief Financial Officer.

The six delayed drilling rigs remain under long-term, take-or-pay contracts with the original customer and are expected to be completed in 2010, assuming improved market conditions. A portion of the capital costs associated with these rigs has been incurred due to the long-lead times on receiving some items of equipment. The customer for the rigs is anticipated to pay Trinidad interest on the capital it has

spent to date until the rigs are completed. Total capital costs incurred to date on these rigs total approximately $37 million. In 2008, Trinidad completed and delivered on schedule the first three drilling rigs in the construction program, the first rig was built at the Corporation's in-house manufacturing facility and the remaining two were built by an independent rig builder. As well, two service rigs were completed in the second half of 2008. Capital expenditures incurred on the total rig construction program were $130 million at the end of 2008. In addition, as part of the previously announced Victory Rig Equipment acquisition, Trinidad added an additional 2,800 metre service rig to its fleet.

The remaining seven drilling rigs in the construction program are expected to be delivered by the end of the third quarter of 2009. The customers for these rigs have confirmed their commitment and the associated long-term, take-or-pay contracts are unchanged.

Trinidad recently announced the renewal of its existing revolving credit facility for Canadian $225 million. At December 31, 2008, Trinidad had drawn $65 million on this facility leaving $160 million or 71 percent available. With the reduction in the expected capital expenditures in 2009, and barring unforeseen circumstances, Trinidad does not anticipate utilizing the full capacity of its revolving credit facility and expects to remain well within all debt covenants.

Based upon a consensus (the average of thirteen research analysts) estimated cash flow for 2009 of approximately $175 million, the revised capital expenditures budget of $165 million and the dividend reduction of a further approximately $40 million dollars we would expect the revolving debt facility (net of cash) to peak at approximately $125 million and be approximately $60 million by the end of the year. In total Trinidad has redeployed $205 million of capital from its capital budget and dividends towards reducing otherwise anticipated debt levels. The change in the 2009 capital program is expected to allow Trinidad to fund its anticipated capital expenditure and dividend requirements from internally generated cash flows .

With the changes to the rig construction program, Trinidad has 45 percent of its fleet under long-term, take-or-pay contracts. Our customers continue to stand by their contracts, providing Trinidad a high level of visibility around a significant portion of its revenue stream.

An updated summary of the 2008/2009 rig construction program follows:

Rig Number	**Depth (feet/metres)**	**Rig Description**	**Delivery Status**
123	18,000 ft	Candrill 1500ac	Delivered in 2008
126	18,000 ft	Ideal 2000hp	Delivered in 2008
127	18,000 ft	Ideal 2000hp	Delivered in 2008
124	18,000 ft	Candrill 1500ac	Delivery in 2009
125	18,000 ft	Candrill 1500ac	Delivery in 2009
128	18,000 ft	Ideal 2000hp	Delivery in 2009
129	16,000 ft	Candrill 1500ac	Delivery in 2009
130	16,000 ft	Candrill 1500ac	Delivery in 2009
131	16,000 ft	Candrill 1500ac	Delivery in 2009
132	18,000 ft	Candrill 1500ac	Delivery in 2009
133	18,000 ft	Candrill 1500ac	Delayed to 2010
134	18,000 ft	Candrill 1500ac	Delayed to 2010
135	18,000 ft	Candrill 1500ac	Delayed to 2010
136	18,000 ft	Candrill 1500ac	Delayed to 2010
137	18,000 ft	Candrill 1500ac	Delayed to 2010
138	18,000 ft	Candrill 1500ac	Delayed to 2010
Service Rigs 1 -2	2,800 m	KSM	Delivered in 2008
Service Rigs 3-6	2,400 – 3,500 m		Cancelled

Trinidad is a leader in the North American drilling industry and has assembled a fleet of top-quality drilling equipment. Our strategy to add technically-advanced, deep-drilling capacity rigs has positioned Trinidad well in the current lower commodity price environment. Our "built-for-purpose" style rigs continue to be in demand, shown by our industry leading utilization levels and high proportion of long-term, take-or-pay contracts. Our customers, who are largely major North American exploration and production companies, require this style of equipment to develop the growing number of complex unconventional resource plays. These plays tend to have stronger economics than conventional drilling and remain viable to develop at lower commodity prices.

First Quarter 2009 Dividend Declaration

The Board of Directors of Trinidad declared a cash dividend for the first quarter of 2009 of $0.05 per common share to be paid April 15, 2009 to shareholders of record on March 31, 2009. The dividend is designated as an "eligible dividend" for Canadian Income Tax purposes.

The current dividend declaration represents a reduction from the previous dividend level of $0.15 per share per quarter. On an annualized basis and using current market prices, the revised dividend level provides a cash-on-cash yield of approximately seven percent.

"Our Board of Directors understands the importance of dividend income to many of our investors," said Brent Conway, Trinidad's Executive Vice President and Chief Financial Officer. "Given the current uncertain economic conditions the Board determined that retaining a larger portion of cash flow within the company to provide the flexibility to reduce debt levels and/or fund capital expenditures while continuing to provide a reasonable cash yield was a prudent course of action for the long-term benefit of the company and our investors".

Trinidad is a growth-oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbol TDG and TDG.DB. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 120 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

Advisory Respecting Forward-Looking Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the assumption that Trinidad's customers will honour their take or pay contracts; (iii) the ability for Trinidad to attract and retain qualified crews to crew their rigs; (iv) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (v) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vi) assumptions respecting supply and demand for commodities; and (vii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about

possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

Brent Conway
Executive Vice President and
Chief Financial Officer
(403) 265-6525

82-34867

TRINIDAD DRILLING LTD

TDG

SEC Mail Processing Section

Washington, DC 100

February 24, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated February 12, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

TRINIDAD
DRILLING
TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Thursday, February 12, 2009

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES EARLY RENEWAL OF REVOLVING CREDIT FACILITY

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce that it has renewed its revolving credit facility (the "Facility"). The Facility has been resized from Canadian $250 million to $225 million. The Facility is backed by a syndicate of major Canadian, United States and international financial institutions.

"We are pleased to be able to announce the early renewal of our revolving credit facility. We chose to reduce our existing facility level by $25 million due to current financial market conditions and the costs associated with having access to funds we do not believe we will need," said Brent Conway, Trinidad's Executive Vice President and Chief Financial Officer.

At December 31, 2008, Trinidad had drawn $65 million, or 29 percent, of its renewed $225 million Facility. The Corporation does not anticipate that it will need to access the full capacity of this Facility in 2009 or 2010.

The Facility is due for renewal annually, with the next renewal scheduled for April 2010. Trinidad has no indication that renewal would not be granted, but to the extent that it is not granted, repayments of the outstanding balance would not be due until April 2011.

The terms adjusted by the renewal of the Facility were only those associated with the terms of the revolving facility itself. All remaining long-term debt facilities remain unchanged. The Facility requires monthly interest payments at a specified spread over the Banker's Acceptance (BA) rate. Using current BA pricing, Trinidad does not expect that its effective interest rate in 2009 will change significantly from its 2008 level of approximately 7.5 percent.

The Facility is covered by the same debt covenants as the Corporation's other term debt. Trinidad is currently well within all debt covenants and does not anticipate any concerns with respect to these restrictions in the foreseeable future. More specific information regarding the debt covenants is available in the credit facility agreement which has been filed on SEDAR. This document can be accessed at www.sedar.com. Trinidad's convertible debentures are excluded from the debt covenants.

Following the renewal of the Facility, Trinidad has no significant term-debt repayment required until April 2011.

A summary of Trinidad's existing term-debt facilities follows:

Debt Facility	Currency	Amount	Maturity	Repayment requirements
Revolving Credit Facility	Canadian Dollars	$225 million	Next renewal in April 2010	If not renewed, repayment due 364 days later
Five year term Facility	Canadian Dollars	$100 million	May 1, 2011	1% amortization, balloon repayment at maturity
Five year term Facility	US Dollars	$125 million	May 1, 2011	1% amortization, balloon repayment at maturity

The term debt mentioned above is secured by a general guarantee over the assets of the Corporation.

In addition, Trinidad had Convertible Unsecured Subordinated Debentures of $354 million outstanding at December 31, 2008. The debentures have a face value of $1,000, coupon rate of 7.75% and mature July 31, 2012. The debentures are convertible into shares of the Corporation at the option of the holder at any time prior to maturity at a conversion price of $19.30 per share. Trinidad has the option to redeem the debentures after December 31, 2010. On redemption or maturity, Trinidad has the option to repay the principal by issuing shares in the Corporation. The debentures are excluded from any debt covenant calculations.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction program, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

Advisory Respecting Forward-Looking Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the assumption that Trinidad's customers will honour their take or pay contracts; (iii) the ability for Trinidad to attract and retain qualified crews to crew their rigs; (iv) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (v) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vi) assumptions respecting supply and demand for commodities; and (vii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-

looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Executive Vice President & CFO
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

END